UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

PolarityTE, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

731094108

(CUSIP Number)

July 23, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

[  ] Rule 13d – 1(b)

[X] Rule 13d – 1(c)

[  ] Rule 13d – 1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731094108
1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barry Honig

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 882,791

	6.	SHARED VOTING POWER 1,927,388 (1)

	7.	SOLE DISPOSITIVE POWER 882,791

	8.	SHARED DISPOSITIVE POWER 1,927,388 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,927,388 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.05% (based on 21,304,370 shares of common stock outstanding as of June 13, 2018)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes (i) 435,128 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”), (ii) 297,235 shares of common stock held by GRQ Consultants, Inc. 401K (“401K”), (iii) 49,308 shares of common stock held by GRQ Consultants, Inc. Roth 401K FBO Renee Honig (“Renee 401K”); (iv) 115,000 shares of common stock held by GRQ Consultants, Inc. (“GRQ”) and (v) 147,926 shares of common stock held by Barry & Renee Honig Charitable Foundation, Inc. (“Foundation”). Mr. Honig is the trustee of each of Roth 401K and 401K and the President of each of GRQ and Foundation and in such capacities is deemed to hold voting and dispositive power over the securities held by such entities. Mr. Honig’s wife, Renee Honig, is the trustee of Renee 401K.

CUSIP No. 731094108
1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GRQ Consultants, Inc. Roth 401K FBO Barry Honig

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 435,128 (1)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 435,128 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 435,128 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.04% (based on 21,304,370 shares of common stock outstanding as of June 13, 2018)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)       Includes 435,128 shares common stock held by Roth 401K. Mr. Honig is the trustee of Roth 401K and in such capacity is deemed to hold voting and dispositive power over the securities held by such entity.

CUSIP No. 731094108
1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GRQ Consultants, Inc. 401K

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 297,235 (1)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 297,235 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 297,235 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.40% (based on 21,304,370 shares of common stock outstanding as of June 13, 2018)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 297,235 shares common stock held by 401K. Mr. Honig is the trustee of 401K and in such capacity is deemed to hold voting and dispositive power over the securities held by such entity.

CUSIP No. 731094108
1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GRQ Consultants, Inc. Roth 401K FBO Renee Honig

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 49,308 (1)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 49,308 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,308 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.23% (based on 21,304,370 shares of common stock outstanding as of June 13, 2018)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 49,308 shares common stock held by Renee 401K. Mr. Honig’s wife, Renee Honig is the trustee of Renee 401K.

CUSIP No. 731094108
1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GRQ Consultants, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 115,000 (1)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 115,000 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,000 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.54% (based on 21,304,370 shares of common stock outstanding as of June 13, 2018)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)       Includes 115,000 shares common stock held by GRQ. Mr. Honig is the President of GRQ and in such capacity is deemed to hold voting and dispositive power over the securities held by such entity.

CUSIP No. 731094108
1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barry & Renee Honig Charitable Foundation, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 147,926 (1)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 147,926 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 147,926 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.69% (based on 21,304,370 shares of common stock outstanding as of June 13, 2018)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)       Includes 147,926 shares common stock held by the Foundation. Mr. Honig is the President of the Foundation and in such capacity is deemed to hold voting and dispositive power over the securities held by such entity.

Item 1(a).	Name of Issuer:

PolarityTE, Inc., a Delaware corporation (“Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

615 Arapeen Drive, Salt Lake City, Utah 84108.

Item 2(a).	Name of Person Filing.

This statement is filed by Barry Honig (“Mr. Honig” or the “Reporting Person”), with respect to the shares of Common Stock (as defined in Item 2(d) below) held by himself and through GRQ Consultants, Inc. 401K (of which Mr. Honig is Trustee), GRQ Consultants, Inc. (of which Mr. Honig is President), GRQ Consultants, Inc. Roth 401K FBO Barry Honig (of which Mr. Honig is Trustee), GRQ Consultants, Inc. (of which Mr. Honig is President), Roth 401K FBO Renee Honig (of which Mrs. Honig is Trustee), and the Barry & Renee Honig Charitable Foundation, Inc. (of which Mr. Honig is President).

Item 2(b).	Address of Principal Business Office or, if None, Residence.

215 SE Spanish Trail, Boca Raton, FL 33432

Item 2(c).	Citizenship.

Barry Honig is a citizen of the United States. Roth 401K is organized in the state of Florida. 401K is organized in the state of Florida. Renee 401K is organized in the state of Florida. GRQ is incorporated in the state of Florida. Foundation is incorporated in the state of Florida.

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.001.

Item 2(e).	CUSIP Number.

731094108

Item 3.	Type of Person.

Not applicable.

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for the Reporting Person hereto and is incorporated herein by reference for the Reporting Person. All calculations of percentage ownership herein are based on a total of 21,304,370 shares of common stock of the Issuer as of June 13, 2018 (“Shares”), as disclosed on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on June 14, 2018.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 23, 2018
Date

/s/Barry Honig
Signature

GRQ CONSULTANTS, INC. ROTH 401K FBO BARRY HONIG

/s/Barry Honig
Signature

Barry Honig, Trustee
Name/Title

GRQ CONSULTANTS, INC. 401K
/s/Barry Honig
Signature

Barry Honig, Trustee
Name/Title

GRQ CONSULTANTS, INC.

/s/Barry Honig
Signature

Barry Honig, President
Name/Title

BARRY & RENEE HONIG CHARITABLE FOUNDATION, INC.

/s/Barry Honig
Signature

Barry Honig, President
Name/Title